Exhibit 99.1

MoneyHero Group to Announce Third Quarter 2024 Results

SINGAPORE, Nov. 19, 2024 (Globe Newswire) -- MoneyHero Limited (Nasdaq:MNY) (“MoneyHero” or the “Company”), a market leading personal finance aggregation and comparison platform in Greater Southeast Asia, today announced that it will release its third quarter 2024 results on Tuesday, December 10, 2024 before market opens and will hold a related conference call to discuss the results at 8:00a.m. EST the same day.

Investors and other interested parties may listen to the call by clicking on the registration link for the webcast or audio conference at:

Webcast: https://edge.media-server.com/mmc/p/yuvkm6jm/

Conference call: https://register.vevent.com/register/BIdf1018064e5c40d0bd9aabaaf44fa3b4

The webcast replay will be available on the Investor Relations website for 12 months following the event.

About MoneyHero Group

MoneyHero Limited (NASDAQ: MNY) is a market leader in the online personal finance and digital insurance aggregation and comparison sector throughout Greater Southeast Asia. The Company operates in the emerging markets of Singapore, Hong Kong, Taiwan, and the Philippines. Its brand portfolio includes B2C platforms MoneyHero, SingSaver, Money101, Moneymax, and Seedly, as well as the B2B platform Creatory. The Company also retains an equity stake in Malaysian fintech company, Jirnexu Pte. Ltd., parent company of Jirnexu Sdn. Bhd., the operator of RinggitPlus, Malaysia’s largest operating B2C platform. Enterprise-wide, MoneyHero had over 270 commercial partner relationships as of June 30, 2024 and had approximately 8.1 million Monthly Unique Users across its platform for the 6 months ended June 30, 2024. The Company’s backers include Peter Thiel—co-founder of PayPal, Palantir Technologies, and the Founders Fund—and Hong Kong businessman, Richard Li, the founder and chairman of Pacific Century Group. To learn more about MoneyHero and how the innovative fintech company is driving APAC’s digital economy, please visit www.MoneyHeroGroup.com.

For inquiries, please contact:

Investors:

MoneyHero IR Team

IR@MoneyHeroGroup.com

Media:

Gaffney Bennett PR

MoneyHero@gbpr.com